Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-169475

October 5, 2010

Global Education & Technology Group Limited

Global Education & Technology Group Limited, or Global Education, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents Global Education has filed with the SEC for more complete information about Global Education and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may obtain these documents and other documents Global Education has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Global Education, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free: Credit Suisse Securities (USA) LLC (1-800-221-1037) or BofA Merrill Lynch (1-866-500-5408). Please note: calling these numbers from outside the United States is not toll-free. You may also access Global Education’s most recent prospectus by visiting EDGAR on the SEC website at: http://www.sec.gov/Archives/edgar/data/1500108/000119312510223718/df1a.htm

This free writing prospectus reflects the following amendments that were made in Amendment No. 3 to Global Education’s registration statement on Form F-1, or Amendment No. 3, as filed via EDGAR with the SEC on October 5, 2010. All references to page numbers are to the page numbers in the preliminary prospectus, which forms part of Amendment No. 3.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The paragraphs headed “Acquisition of Dalian franchise” and “Acquisition of Wuhan franchise” under “—Acquisitions—Acquisitions of Our Franchised Learning Centers” on page 62 have been updated to reflect information as of the date of Amendment No. 3, as set forth below:

Acquisition of Dalian franchise. In June 2010, we entered into a series of agreements with the owner of our Dalian franchise to acquire the entire equity interest of that franchise school for aggregate consideration of RMB8.1 million in cash and 959,564 of our ordinary shares. We paid RMB1.6 million of such consideration in August 2010 and expect to pay the remainder within 12 months from consummation of acquisition. The share portion of the consideration will be proportionately refundable through our repurchase of the ordinary shares issued to the seller for par value if the Dalian franchise fails to achieve its pre-determined profit target of RMB4.9 million in 2010 or RMB5.9 million in 2011 as stipulated in the purchase agreements. The ordinary shares to be issued to the seller will be held in escrow to facilitate the potential refund. Under the terms of the purchase agreements, the purchase agreements are cancellable at our sole discretion if the acquisition does not close by September 30, 2010. The acquisition has not yet closed, pending satisfaction of certain closing conditions.

Acquisition of Wuhan franchise. In August 2010, we entered into a series of agreements with the owner of our Wuhan franchise to acquire the entire equity interest of that franchise school for aggregate consideration of RMB1.4 million in cash and 416,883 of our ordinary shares. To date, we have paid RMB0.2 million of such consideration. The share portion of the consideration will be proportionately refundable through our repurchase of the ordinary shares issued to the seller for par value if the Wuhan franchise fails to achieve its pre-determined profit target of RMB4.4 million or RMB3.8 million, depending on the composition of management at the franchise school, for the 24-month period following completion of the acquisition as stipulated in the purchase agreements. The ordinary shares to be issued to the seller will be held in escrow to facilitate the potential refund. Under the terms of the purchase agreements, the purchase agreements are cancellable at our sole discretion if the acquisition does not close by October 30, 2010. The acquisition has not yet closed, pending satisfaction of certain closing conditions.

The second and third paragraphs under “—Critical Accounting Policies—Share-based Compensation” on page 67 have been amended to include the estimated fair value of Global Education’s ordinary shares as of September 1, 2010, the intrinsic value of outstanding vested and unvested options and related information, as set forth below:

The estimated fair value of our ordinary shares as of the respective grant dates was determined based on valuations performed by our management with the assistance of American Appraisal. Specifically, the estimated per share fair value of our ordinary shares as of (i) July 1, 2009, (ii) January 1, 2010, (iii) February 1, 2010, (iv) March 1, 2010, (v) April 1, 2010, (vi) April 15, 2010, (vii) May 1, 2010, (viii) June 30, 2010 and (ix) September 1, 2010 was $1.53, $1.77, $1.79, $1.79, $1.80, $1.88, $1.98, $2.33 and $2.375 respectively. The number of options granted on July 1, 2009, January 1, 2010, February 1, 2010, March 1, 2010, April 1, 2010, April 15, 2010, May 1, 2010, June 30, 2010 and September 1, 2010 were 90,000, 2,100,396, 47,000, 128,000, 34,010, 70,000, 28,945, nil and 2,458,030, respectively, and their intrinsic value for the respective grant dates was nil, nil, nil, nil, nil, nil, nil, nil and RMB0.2 million ($24,000), respectively.

As of June 30, 2010, the total number of options outstanding was 4,619,202, of which there were 2,346,377 vested and 2,099,645 unvested options with an exercise price below the estimated IPO mid-point price of $2.375, resulting in an aggregate intrinsic value of RMB17.5 million ($2.6 million) and RMB9.1 million ($1.3 million), respectively.

Business

The second paragraph under “—Employees” on page 105 has been amended to revise the total contributions for employee benefits expensed for the six months ended June 30, 2010 from RMB8.5 million ($1.3 million) to RMB3.6 million ($0.5 million), as set forth below:

The total contribution for such employee benefits expensed was RMB3.0 million, RMB5.1 million, RMB11.5 million and RMB3.6 million ($0.5 million) for 2007, 2008 and 2009 and the six months ended June 30, 2010, respectively. We have no legal obligation for the benefits beyond the contributions made.